February 12, 2015

FOIA Confidential Treatment Request
Confidential Treatment Requested by Gentex Corporation Pursuant to 17 C.F.R. § 200.83. This letter omits confidential information as indicated and such confidential information has otherwise been delivered to the Division of Corporate Finance of the Securities and Exchange Commission with a confidential treatment request.

VIA E-MAIL AND EDGAR

Ms. Melissa Raminpour, Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C. 20549

Re:    Gentex Corporation
Form 10-K for the year ended December 31, 2013
Filed February 26, 2014
Form 10-Q for the quarter ended September 30, 2014
Filed November 10, 2014
File No. 000-10235

Dear Ms. Raminpour:

This letter is being submitted on behalf of Gentex Corporation, a Michigan corporation (the "Company") in response to the comment letter from the staff of the Securities and Exchange Commission dated January 16, 2015 (the "Comment Letter"). In accordance with the instructions contained in the Comment Letter, this response letter provides the requested information. For business confidentiality, this submission is accompanied by the Company's request for confidential treatment of Exhibits A, B, and C pursuant to Rule 83, under the Freedom of Information Act, 17 C.F. R. § 200.83.

Form 10-K for the year ended December 31, 2013

Notes to the Financial Statements

Note 7. Segment Reporting, page 58

Ms. Melissa Raminpour
February 12, 2015

1. We note from your response to our prior comment 1 that you do not believe that HomeLink represents an operating segment but instead represents only a product line within the Automotive Products operating segment. Please provide us more information as to why you do not believe that each of your product lines within the Automotive Products segment should be considered separate operating segments under the guidance in ASC 280-10-50. In this regard, please explain to us how the product lines are managed and to whom those individuals report, and identify for us the individuals considered segment managers of Automotive Products, Fire Protection and Dimmable Aircraft Windows. Also, we note from your response that product line financial information is reviewed by the CODM in addition to information reviewed at the automotive products, fire protection and dimmable aircraft window levels, but the information only incudes revenue, cost of sales, and gross profit information. Please explain to us why you do not allocate expenses to the product lines. Please note that allocation of additional costs to the product lines (below gross profit information) is not a requirement to meet the “discrete financial information” criteria under ASC 280-10-50- 1(c). Further, you indicate that the financial information by product line that is reviewed by the CODM is not used to assess overall performance or make resource allocation decisions. Please explain to us what the information by product line is used for by the CODM, and include in your response the nature of any budgeting, compensation or other decisions reliant on this product line information. As part of your response, please provide us a copy of the reports reviewed by the CODM, and provide us the following information:
•  The frequency of meetings between segment managers, product line managers and the CODM;
•  The nature of the resource allocation and performance assessment decisions the CODM makes, including examples to illustrate the description;
• The basis on which segment managers and product line managers are compensated (i.e. fixed salary, bonus based on performance of product, etc.);
•  How budgets are developed and the nature of information reviewed and approved at each level of process; and
• The process or discussions that occur when actual amounts fall short or exceed budgets.
•Additionally, as previously requested, please advise us of the amount of revenues and gross profit generated by HomeLink for the nine months ended 2014, and for the year ended Dec. 31, 2014, if available.
The following general background is designed to provide appropriate context for the more detailed responses set forth herein. The specific questions in the Comment Letter are then set forth in bold below, with the more detailed Company responses following such questions. Company responses are provided in italics.
The Company has established our business model (both by plan and by necessity) in an attempt to be flexible and efficient, which is in part accomplished by maintaining shared resources, including a common “pool” of personnel in the areas of engineering, production, sales, and administration. Take, for example, our electrical engineering resources which for all products (automotive and non‑automotive) report to our Senior Vice President, Mark Newton. Mr. Newton bases engineering resources allocation decisions on which products and programs have been or are expected to be

Ms. Melissa Raminpour
February 12, 2015

sold. Given this reality, the Company does not have dedicated engineering resources for the different types of mirrors, advanced features in mirrors, or other electronics (i.e., product lines). Rather, the engineering resources are shared across all product lines.

CODM
Fred Bauer
Mark Newton
Steve Downing
Flight Operations
Chemical Eng.
Electrical Eng.
Accounting & Finance
Commercial Management
Legal
Human Resources
Marketing
Forecasting
Information Technology
Mechanical Design
Manufacturing
Purchasing
Travel
Sales
Quality

The organizational chart above demonstrates the Company is a very “flat” organization with clear functional reporting chains which does not operate with “product managers” in the Automotive Segment. The “segment manager” (in terms of both function and practical reality) for the Company's Automotive Segment is the CODM, which (as previously defined) is the following group of executives:
Fred Bauer, Chief Executive Officer
Mark Newton, Senior Vice President
Steve Downing, Chief Financial Officer
This organizational chart should help explain how the Company is structured, how the CODM makes decisions, and, based on those decisions, how resources are allocated. The CODM collectively manages the operating segments for the Company, including the Automotive Segment. The Company has employed a deliberate strategy to not have individual product line managers or segment managers with profit and loss responsibility, but rather the CODM has profit and loss responsibility for the Company as a whole. On a monthly basis, the CODM reviews the revenue forecasts and performance results of the Company as a whole (shown in Exhibits A and B), which

Ms. Melissa Raminpour
February 12, 2015

includes all of the Company's operating segments. These revenue forecasts and performance results of the Company are the basis for management of the business and resource allocation decisions, but do not include discrete financial information at the product line level, rather at the level of the operating segments currently defined.
As the twelve month revenue targets are established for the Company, the CODM agrees on expense targets for each functional area of the business. The CODM then communicates these targets to the functional managers. The functional managers provide those targets to their departments for execution. Using electrical engineering again as an example, the CODM establishes expense targets for the electrical engineering department (as well as all other departments) based on the forecasted growth of the overall business. Electrical engineering is then tasked with allocating resources in the electrical engineering area within those given targets. The reason for this approach is that electrical engineering (like all engineering, production, sales, and administration) supports the entire Automotive Segment (and Other Segment), including all product lines, with said resource allocation. That is particularly necessary in the Automotive Segment given our customers tendency to dictate changes among the Company's product lines often with minimal lead time.
The CODM is entirely responsible for managing profitability of the Automotive Segment and Other Segments, and no one reporting to the CODM has such responsibility for the segments.
While gross margin estimates do exist, operating results by product line (which refers to the Company’s, cost of goods sold estimates, engineering research & development costs and administrative costs) are not available and, as such, are not reviewed by the CODM (or for that matter the Board of Directors) in making resource allocation decisions or to assess performance. All departmental expense budgets are, in fact, established by the CODM, and such departments are then tasked with operating within those budgets. Nevertheless, each department supports each product line in the Automotive Segment as indicated. Such shared resources among the Company's product lines in the Automotive Segment make it impractical to track operating expenses by product line.
Please provide us more information as to why you do not believe that each of your product lines within the Automotive Products Segment should be considered separate operating segments under the guidance in ASC 280-10-50.
In addition to information previously provided, the reasons why the Company does not believe that each of our product lines within the Automotive Segment should be considered separate operating segments under the guidance in ASC 280-10-50 include:

•
Operating results reviewed by the CODM related to the Automotive Segment are for such segment as a whole and all resource allocation decisions made for the segment are based on the performance of the overall Automotive Segment and not individual products lines within that segment. This approach is a deliberate strategy by the Company. The Company believes that shared resources in the Automotive Segment furthers the entrepreneurial culture of the Company, reflects customer requirements, reduces unnecessary management, leverages overhead costs and is in part responsible for the Company's historic growth and profitability.

•	The CODM for the Automotive Segment (and the Company), as stated above, is Fred Bauer, Mark Newton and Steve Downing, who are collectively responsible to allocate resources

Ms. Melissa Raminpour
February 12, 2015

and assess the performance of the Company's segments. The CODM establishes the goals and assesses the performance of the Company’s operating segments, including the Automotive Segment, as a whole (and not by individual product lines).

•
The Automotive Segment does not have a separate segment manager below the CODM or product line managers who are responsible for operating performance, bottom-line financial results, forecasts or future plans for the segment, or product lines. All of the aforementioned functions and decisions are, by design, the responsibility of the CODM as indicated.

•
As noted, the resources in the Automotive Segment are shared resources that apply equally to all of the product lines in the segment. For example, the Company’s automotive sales team members are responsible for selling all of the automotive products the Company offers, to their assigned customers. The Company does not have automotive product line focused sales teams.

•
The Company’s product location in a vehicle is a mirror, visor or overhead console. The other automotive products that the Company offers are sold as value added features to the products in these locations, which increases the selling price of our mirrors or modules, but do not displace them. Similarly, the Company’s manufacturing processes utilize consistent technology, assembly lines, and equipment to build all of the products that we make, including the various advanced features (i.e., other product lines) that go into our mirrors.

•	All of the automotive products that the Company offers are sold to the same class of customer and have the same methods of distribution.

•
When the Company sells an automotive product that includes one or more combinations of product lines into a mirror or module, the printed circuit board, eletrochromic glass, and/or all mechanical properties of the mirror or module used in that product are common elements of the product. The Company intentionally does not allocate resources based on the individual product lines included in a mirror or module, because, for the Company it is impractical to allocate shared bill of material, labor and overhead costs to each product line in a given finished assembly.

In summary, as previously stated, the CODM does not make resource allocation decisions based on the operating performance of any individual automotive product line/feature, but rather the performance of the entire Automotive Segment.
Please explain how the product lines are managed and to whom those individuals report, and identify for us the individuals considered segment managers of Automotive Products, Fire Protection and Dimmable Aircraft Windows.

•
The individual product lines at the Company do not have individual product managers. The CODM collectively operates as the segment manager for Automotive Segment as explained above. In addition, the CODM also functions as the segment manager for the Company’s Other Segment (which includes Dimmable Aircraft Windows and Fire Protection Products).

Please explain to us why you do not allocate expenses to the product lines.

•
Based on the Company's business model, the CODM does not manage the business or make resource allocation decisions based on the Company’s individual product lines, but rather at the Automotive Segment level. Given the Company's approach to shared and pooled

Ms. Melissa Raminpour
February 12, 2015

resources, we do not allocate operating resources to individual product lines. Many of our product lines are not tracked individually since all our product lines are included within our mirror or module products. Product line measures (such as revenue, bill of material, direct labor, direct manufacturing overhead) are estimated only to the gross margin level. Even then, many of these costs are not exact and include estimates, assumptions and allocations given the inter-relatedness of the Company's products and shared resource business model. Gross profit product line financial information is used to measure historical performance and to provide guidance to the CODM that the Company is likely to maintain its margin requirements if we are successful at growing the business.

•
As discussed previously, several of our product lines are offered as value added features for electrochromic mirrors or modules. As such, these value added features cannot function independently in a vehicle as they must exist as part of a mirror or module and have always been packaged and sold as part of such system.

•
The Company’s manufacturing lines are centrally located in West Michigan and produce all of the product lines for the Company. These manufacturing lines are configured to be adaptable depending on individual orders from customers. This high degree of flexibility and the common equipment used for manufacture of all product lines makes it impractical to allocate these common manufacturing costs accurately. This is another example of shared and pooled resources.

•
Each of the Company’s manufacturing facilities is set up to operate as subassembly operations focused on processes and not specific products so as to be able to support and manufacture subcomponents for all products. One manufacturing location of the Company is dedicated to manufacturing electronic assemblies that go into the Company’s mirrors and modules. Another manufacturing location is responsible for all of the glass processing operations of the Company including integration into our mirror based products, and yet another is responsible for putting together mechanical components used in the Company’s mirrors and modules. Functional managers of these areas are held accountable for performance of their processes and success is measured in areas that they can control (e.g., direct labor, scrap, overtime). When combined together, these sub-assembly components are assembled by the Company’s final assembly operations, which are co-located within the individual manufacturing locations to create the final saleable products. The Company’s manufacturing strategy further supports the fact that the Company does not operate with specific product line managers.

Please explain to us what the information by product line is used for by the CODM, and include in your response the nature of any budgeting, compensation or other decisions reliant on this product line information.

•
The historical financial information that the CODM uses on a monthly basis (attached in Exhibit B) is primarily used to understand the overall consolidated performance of the Company. Given our historic performance in the automotive industry, one of the main priorities of the Company is to remain focused on growth at a rate that outpaces the automotive market as a whole. Examples of data that the CODM is reviewing periodically include vehicle production rates, growth of the Company as a whole (including penetration of the Company's products), and departmental expenses (especially in the context of anticipated sales).

•	Examples of the sales growth summary and targets are included as Appendix A.

Ms. Melissa Raminpour
February 12, 2015

•
The CODM does not use individual product line reports for budgeting or individual compensation decisions. The budget for the Company is established based on each of the operating segments. The Company creates a financial plan for each operating segment and not for individual product lines. This financial plan for each segment is combined together to create the overall financial plan for the Company. The CODM creates the overall financial plan and uses the financial information available to assess whether the Company is meeting its goals. The gross profit estimates are used to help as a historical measurement tool in terms of the CODM assessing whether we are likely to maintain our gross profit margin.

•
No individual in the Company has product line responsibility and as such there is no one in the Company that receives any compensation based on performance of a product line. Variable compensation used by the Company is structured in two ways: 1) all employees are paid a quarterly bonus that is based on the profitability of the Company as a whole (individual operating segments and product lines are not considered in this calculation); and 2) Employees are able to receive individual performance bonuses based solely on individual merit and performance which is not tied to product line performance.

The frequency of meetings between segment managers, product line managers and the CODM.

•
As stated, the Company does not have (by title or by function) specific segment managers or product line managers. The CODM serves as the key decision maker and makes all budgeting and strategic planning decisions for the Company overall, but not for any specific product line.

The nature of the resource allocation and performance assessment decisions the CODM makes, including examples to illustrate the description.

•
The CODM makes all resource allocation and performance assessment decisions for the Company based on a top-down approach and not on an individual product line basis. For example, when budgeting for 2015, the CODM established an overall budget for the Company based on revenue projections for the calendar year. The finance department prepared budgets for each functional area of the organization based on the established targets given by the CODM. The CODM communicated these budgets to each functional area of the organization for execution. In practical terms, the CODM literally gives engineering, production, sales, and administration a specific budget for their entire department in terms of overall expense and personnel growth. Those functional areas are then expected and held accountable to perform the work required in support of the business of the Company within these budgets. Each functional area is given an overall budget that is driven by the overall business and does not include direction based on individual products (but rather the sum of those products). For 2015, the Company provided public guidance that we were expecting approximately 7 to 12% year-over-year sales growth and each functional area was given overall cost objectives that were within that expected sales growth.

The basis on which segment managers and product line managers are compensated (i.e. fixed salary, bonus based on performance of product, etc.).

Ms. Melissa Raminpour
February 12, 2015

•
Because we do not have segment managers or product line managers, there are no compensation schemes within the Company that use individual product line performance to drive compensation. All salaried employees are paid a base salary, based on their position. The Company does have a profit sharing plan for all employees, which as noted is based on the overall performance of the Company (including all operating segments) and not individual product line or segment performance. Additionally, this profit sharing percentage is the same percentage of base wages for all employees.

How budgets are developed and the nature of information reviewed and approved at each level of process.

•
Budgeting, as described above, is developed from the top down by the CODM based on overall sales growth estimates for each calendar year. These sales growth estimates then drive overall cost budgets into each functional area of the Company. Each functional area is expected to perform within such area's cost budget. These budgets are created by the finance department, and approved by the CODM before being presented to the functional managers. The information shared with the functional managers is only the estimated sales for the Company as a whole and their individual budgets.

•	The process or discussions that occur when actual amounts fall short or exceed budgets.

•
The CODM reviews monthly, quarterly and annual performance metrics to determine each functional areas performance to the budget. The financial information that the CODM reviews is attached in Exhibit B. When the Company falls short or exceeds our plan these facts are reviewed between the CODM and the functional area manager to determine how to proceed.

Additionally, as previously requested, please advise us of the amount of revenues and gross profit generated by HomeLink for the nine months ended 2014, and for the year ended December 31, 2014, if available.
Attached is confidential information (Exhibit C) setting forth certain HomeLink revenues for the Company (the ranges of which were already provided and were publicly disclosed). As previously noted, breaking out HomeLink revenues is difficult as certain HomeLink revenue was already included in our existing mirror revenue for the Company prior to the acquisition due to the exclusive license agreement the Company had in place with Johnson Controls Inc. (which allowed us to integrate HomeLink into our mirror products). The figures in the attached exhibit represent the sales and costs of the acquired HomeLink business only and do not reflect the significant cost synergies the Company realized within the Automotive Segment as a result of reduced royalty costs related to pre-acquisition mirror based HomeLink shipments. As with all of the Company’s advanced feature products, the Company considers this information to be proprietary and public disclosure would be potentially harmful to the Company.

Given the foregoing, the Company respectfully suggests the existing disclosures for the three and nine months ended September 30, 2014, to be adequate and do not require further

Ms. Melissa Raminpour
February 12, 2015

revision. In future filings, the Company will continue to consider applicable guidance with respect to determining reportable operating segments or whether additional disclosures are necessary.

This letter (with confidential information redacted and separately provided pursuant to a confidential treatment request) has been submitted in electronic form, under the label "corresp" with a copy to the staff as set forth in the Company's January 22, 2015 correspondence to the staff (also submitted in electronic form under the label "corresp").

We hope the foregoing is sufficiently responsive to your comments and demonstrates that there is no need to revise any existing disclosure. Please contact me by telephone at 616-772-1590 x 4341, by fax at 616-772-7348, or by e-mail at steve.downing@gentex.com with any questions or comments you may have. Thank you.

Sincerely,

/s/ Steven R. Downing

Steven R. Downing
Vice President-Finance and Treasurer

c:    Mr. Fred Bauer
Chairman and Chief Executive Officer
Mr. Kevin Nash
Vice President Accounting and Chief Accounting Officer

Ms. Melissa Raminpour
February 12, 2015

Exhibits A, B and C

A Rule 83 confidential treatment request is made for business confidentiality by Gentex Corporation for information in Exhibits A, B, and C.  Gentex Corporation has requested that the information in Exhibits A, B, and C be treated as confidential for business confidentiality and that the SEC provide timely notice to Gentex Corporation before any disclosure of such information is permitted.